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🏄 The world's first self-service Paddle Sport Rental company.

PITCH VIDEO   INVESTOR PANEL


PADL™

padl.co   Key Biscayne FL

Technology   Retail   Entertainment   Recreation   Outdoors

OVERVIEW   DETAILS   UPDATES 25   WHAT PEOPLE SAY 53   ASK A QUESTION 29

Highlights

1. 🌎 Currently operating in 21 locations, with plans to reach over 750 within 18 months.
2. 💰Every PADL station is cashflow positive!
3. 🚀 37.5% month over month growth rate.
4. 📈 Paddle Sports is a booming market with 51% growth -- this year alone.
5. ♻️ PADL partners with organizations to host beach and mangrove cleanups to make the world a better.
6. 🌊 Our proprietary "Smart Boards with SensorTech" monitor water quality and collect valuable data.
7. 💪 US Utility patent secured. (US Patent 10,861,087 B2)

Our Team



Andres Avello CEO/Co-Founder

Andres Avello has over 10 years of entrepreneurial experience within hospitality, managing strategic operations, finance and technology.

> Having access to the water was something we always had access to growing up we want everyone to be able to experience it the way we do. Being out on the water is one of life's most enjoyable activities. We are breaking the barrier for everyone to be able to explore their rivers, lakes, bays or oceans.



Khalil Khouri CPO/Co-Founder

Khalil Khouri is a brilliant engineer with expertise in robotics, including the buildout of an underwater ROV and on top of that has experience of development to market of various medical products.



Felipe Jauregui COO/Co-Founder

Felipe Jauregui is a serial entrepreneur with a proven track record in aerospace and crypto leading teams in operations, sales, private banking



teams in operations, sales, private banking.

PADL is a self-serve paddle sport rental company. (We're like scooter rentals for recreational experiences.) We make it easy for everyone to get out and enjoy the water!


PADL
Self-service Paddle Sport Rentals

We've created a frictionless & self-service paddle sport experience to change the way you get out on the water. You'll no longer have to pay ultra-high rental prices to enjoy a healthy paddle boarding experience, go fishing, do yoga or even enjoy a casual date.



Justin Renfro
WEFUNDER

"PADL is the real deal. I'm very confident they are going to be successful."

Did you know that 3 out of 4 millennials would rather buy an experience over a physical good, and that 27% of Americans have an interest in trying paddle sports? This is a 22 billion dollar opportunity in the US alone that has grown 51% over the last year.

PADL offers self-service paddle sport rentals that allow riders to rent paddle boards (and soon kayaks) right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile app, and have our equipment located in various waterfront locations, such as beaches, lakes, rivers and intercostals. PADL offers users an affordable and convenient opportunity to step into to paddle sports; this allows us to expand the market & democratize the sport for all.

Our team is made up of lifelong water enthusiasts. While others were playing soccer, football, or baseball, we were paddling, fishing, and diving! PADL's founders are Andres Avello, who has led financial and strategic operations and software implementations and managed over $500 million in operating budgets. Khalil Khouri, who is an engineer with deep expertise in robotics, including the buildout of an underwater ROV for Boeing and development to market of various products, and Felipe Jauregui, who helped manage a $2 billion portfolio for a large private bank, and later moved to lead operations at a manufacturing startup.

We make money by renting paddle sport equipment by the hour and offering subscriptions memberships. Our product aims to be like scooter rentals for paddle sports. The vision is to get everyone involved in outdoor activities by getting people out on the water.

We have already developed our product, received a patent, signed up 7000+ riders, launched 21 stations and are now working to deliver to our growing pipeline of 500+ stations.





Our Story

Growing up as kids we met while fishing and diving from our kayaks around Miami. The water has been an inspiration in our lives ever since. It is hard to imagine having a bad day out on the water, some of our favorite moments are going out for sunset paddle rides and seeing dolphins swim by.

We created PADL to give everyone the opportunity to enjoy the bodies of water that surround them – beaches, lakes, and rivers are typically the most beautiful part of every town, and everyone should have access to enjoy them.

Message from our CEO

A few years ago I was the middle of a move from house to apartment. In the chaos of packing, I realized that my beloved paddle boards (I even owned 2!) were going to have to be left behind. Crushed that my paddle boarding routine would be soon coming to an end, I went as far as putting them up for sale, when it occurred to me that there had to be a better option. My town had just signed on board as a pilot city for Lime when I had my “aha” moment -- I saw the success they were having first hand within my neighborhood, and set out to replicate the model for my fellow water lovers. The rest is history!

We launched our first station at our very own neighborhood beach, and after witnessing the success and demand for our product, we knew we needed to make PADL accessible to everyone, everywhere. Since then, we have spent the last 3 years refining the model, expanding the vision, and focusing on growth to make that happen!

This has been the most fulfilling journey of my life and we'd love to have you 'onboard' for the ride.

Here's your chance to to join us, and own a share of our success!

Andres

The Problem


The Problem
Democratizing global


waterway access
Buy your own
Large + difficult to store + transport
Expensive to purchase + maintain
Traditional rentals
Limited operating hours
High prices low local, repeat use
Outdated, slow check-in/out

If you want to own a paddle board or kayak, you'll need to invest over $1k for a quality product. Next, you'll need to figure out how and where you're going to store a 12 ft board which weighs over 30lbs. Lastly, you'll have to worry about how to transport it every time you want to ride. It is a recipe for disaster. If you're like most people you'll use it a couple times, then have it sit and rot away, or maybe sell it to someone on Craigslist.

Existing rental options consist of run-down mom and pop operations that are that are outdated and way overpriced -- catering mostly to the tourist economy. Most rental experiences are painful -- long lines, slow, outdated checkout processes while you stand around in the sun.

We realized the market was ready for innovation and we have jumped on the opportunity. The industry has grown nearly 60% in the last year & we are feeling this demand – in fact, we can't even keep up with it. This is what brings us here to you!

The Solution


Self Sufficient
Safe
Durable
Secure
Patented dual locking system w/ sensors
Comfortable
Portable
Service
The Solution
PADL gets you out on the water with ease!
Convenient locations
One-click forms
Transparent pricing
Memberships
Peer-to-peer tours

The answer is the PADL system– our stations & app work together to offer a seamless solution to getting on the water, all through the power of a user's mobile device. With our stations positioned just steps from the water, enjoying oceans, lakes, and rivers has never been so accessible.

To get started you simply download the PADL app, accept the one click waiver and unlock your board at the station of your choice. After that you're ready to ride!

After your adventure, just return the board and paddle back to the station, and check out your ride stats on the app.

The Market


PADL
Self-service Paddle Sport Rentals
18:01



The Market
PADL is at the intersection of 3 large markets
Outdoor Recreation ($400B+), Wellness ($1T+) & Sustainability ($11B+)
Growth in paddle sports is up 59%, while total outdoor recreation market up 16% in the last 10 years
$22B+
Current paddle sport market – 5% of outdoor recreation market
34M+
Kayak, paddle board, + other paddle sport participants
79%
Estimated spend on activities vs equipment sales

The PADL market presents itself from 3 primary and large markets. Outdoor Recreation ($400B+), Wellness ($1T+) and Sustainability ($11B+).

Growth in Paddle Sports is up 59%, and total outdoor recreation market continues to increase consistently.

Traction



Traction
Developed software + hardware for paddle share
Utility patent accepted for paddle share system
Launched data collection project to act as MOAT and future revenue stream
Launched at over 20 locations
Built new location pipeline with 250+ contracted & verbal commitments from various municipalities and private partners
Partnered with Sea Tow for safety prevention
Rider Growth
7000
5600
4200
2800
1400
0
700
560
420
280
140
2614
2513
3370
3701
4008
4403
5101
6005
6974
67%
of our rides are from repeat riders
Riders
Rides
18 Month Targets
Launch 750 stations
Increase new location pipeline to 1k stations
Launch kayaks, water quality data sensors on equipment, PADL full service hubs in key markets

We are already displaying strong growth and the curve continues to ramp. We're just getting started and every station we launch is operationally cashflow positive.

Revenue Growth



Revenue Growth
$1,400 M
$1,050 M
$700 M
$350 M
2022
2023
2024
2025
2026
2027

	2022	2023	2024	2025	2026	2027
Deployed Stations	50	750	3,000	6,000	11,000	20,000
Revenue	$2M	$35M	$156M	$344M	$690M	$1,359M
% Margin	70%	72%	72%	72%	73%	73%
New Markets Entered	Florida	+ Florida, South East US, Caribbean	+ California, South Central US	+ Central and South America	+ Europe	+ Asia, Australia

This slide contains forward-looking projections that cannot be guaranteed.

Just as our traction grows, we also maintain a consistent revenue performance with a 70% margin.



2021 Highlights
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2021
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